January 19, 2021

Via E-mail
Jonn R. Beeson, Esq.
Jones Day
3161 Michelson Drive
Suite 800
Irvine, CA 92612

       Re:     Urovant Sciences Ltd.
               Schedule 13E-3 filed by Urovant Sciences Ltd., Titan Ltd., Sumitovant
                         Biopharma Ltd., and Sumitomo Dainippon Pharma Co.,
Ltd.
               Filed December 29, 2020
               File No. 005-90671

               Preliminary Proxy Statement on Schedule 14A
               Filed December 29, 2020
               File No. 001-38667

Dear Mr. Beeson:

        We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Preliminary Proxy Statement

Cover Letter

1. It appears that the General Shareholder Approval is assured if Sumitovant complies with its obligations in the Sumitovant voting agreement. Please revise your disclosure to clarify this.
 Jonn R. Beeson, Esq.
Jones Day
January 19, 2021
Page 2

Summary Term Sheet, page 1

2. Please shorten the summary term sheet and Q&A sections significantly while keeping only a description of the most material terms of the proposed transaction. Refer to Item
       1001 of Regulation M-A.

Background of the Offer, page 20

3. We note that Sumitovant delivered its proposal on November 6, 2020 and that it filed an amendment to its Schedule 13D on November 12, 2020. Please provide us your legal analysis as to how this filing was made promptly, as required by Rule 13d-2(a). We note that both Sumitovant and Urovant had conducted significant activity relating to a potential transaction prior to the proposal being delivered and that between November 6 and 12, the companies agreed on a transaction price. Also provide us your legal analysis
       as to Sumitovant   s obligation to file amendments to its Schedule 13D
in connection with
       its instructions to Citi between July 2020 and November 5, 2020.

4. Refer to footnote 1 on page 34. The statement that Lazard did not use the Revised
       Management Case in its preparation of its fairness opinion appears to be less precise than the disclosure in the last paragraph of the Discounted Cash Flows analysis on page 42.
       Please revise here to clarify how such projections were used by Lazard.

Reasons for the Merger, page 36

5. Please revise to state, if true, that the board produced the fairness determination on behalf of the company. Regardless of any delegation of authority to the special committee, Item
       8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A, by their terms, apply only to the subject company of the Rule 13e-3 transaction (and any affiliates engaged) as distinguished from a board committee.

6. Please revise the first two bullet points to be more specific about the issues considered by the special committee. For example, describe specifically what about the
company   s
       business, financial performance, prospects, and general economic, industry and financial market conditions the special committee considered.

7. Please address how any filing person relying on the Lazard fairness opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to holders of your shares other than shares held by Sumitovant and shares as to which an appraisal demand is made, rather than all security holders unaffiliated with the company.

8. We note that the special committee considered the analyses conducted by Lazard. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis as their own in order
 Jonn R. Beeson, Esq.
Jones Day
January 19, 2021
Page 3

       to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-
       17719 (April 13, 1981).

9. Revise your disclosure to address all of the factors listed in instruction 2 to Item 1014 of
       Regulation M-A.

10. Revise your disclosure to describe what consideration, if any, the Special Committee gave to the results of the Discounted Cash Flows analysis conducted by Lazard using the projections from the Revised Management Case (page 42) and research analyst price targets (page 45), both of which resulted in ranges above the transaction price.

Opinion of the Financial Advisor to the Special Committee   s, page 39

11. Please revise this section to disclose the data underlying the results described in each analysis prepared by Lazard and to show how that information resulted in the
       multiples/values disclosed. For example, disclose (i) the company   s
projected results that
       were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections), and (ii) the financial metrics used in the Selected Public Company, the
       Selected Precedent Transaction and the Premia Paid analyses.

12. Refer to the Discounted Cash Flows analysis on page 42. We note that Lazard used a negative terminal growth range rate in this analysis. We also note that the Revised
       Special Committee Case projections (page 65) show increasing and/or positive unlevered
       FCF until 2036. With a view toward revised disclosure, please explain this possible discrepancy.

13.    Provide a summary of each of Lazard   s presentations prior to November
12, 2020. See
       Item 1015(b) of Regulation M-A.

Summary of Presentations Provided by Citi, page 46

14. Please revise the last paragraph of this section to address the persons included in Item
       1015(b)(4) of Regulation M-A.

Controlling Purchaser   s Purposes and Reasons for the Merger, page 52

15. Your inclusion of the Controlling Purchaser as a filing person indicates your conclusion that this person is an affiliate of the company engaged in the going private transaction for purposes of Rule 13e-3 and is required to provide the disclosure in
Schedule 13E-3.
       Thus, please revise your disclosure (here and on page 53) indicating doubt about this conclusion.
 Jonn R. Beeson, Esq.
Jones Day
January 19, 2021
Page 4

Projected Financial Information, page 59

16. We note that the projected financial information and forecasts are summarized. Please disclose the projections and forecasts in full.

Interests of Urovant   s Directors and Executive Officers, page 67

17. Please disclose the proceeds to be received by each director or executive officer for shares of common stock beneficially owned by each, to the extent not already disclosed.

         We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3619.

                                                              Sincerely,

                                                              /s/ Daniel F.
Duchovny
                                                              Daniel F.
Duchovny
                                                              Special Counsel
                                                              Office of Mergers
and Acquisitions